KENNY INDUSTRIAL SERVICES, L.L.C. ANNOUNCES COMPLETION OF THE TENDER OFFER

CHICAGO, IL, August 14, 2000 - Kenny Industrial Services, L.L.C. ("Kenny") announced today that its indirect wholly owned subsidiary Canisco Acquisition, Inc. ("Merger Subsidiary") had successfully completed its $1.00 per share cash tender offer for all outstanding shares of common stock of Canisco Resources, Inc. (OTC BB: CANR). The tender offer expired on August 11, 2000, at 12:00 Midnight, New York City time. Based on information provided the Depositary, as of such time, 2,050,008 shares of Canisco Resources, Inc. common stock had been tendered, including 192,855 shares tendered by notice of guaranteed delivery. After giving effect to the results of the tender offer, Merger Subsidiary will own approximately 2,242,863 shares of Canisco Resources, Inc. common stock, or approximately 88.4% of the total shares outstanding. Payment for the shares properly tendered and accepted will be made promptly and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation. Since the total number of shares tendered represents less than 90 percent of the shares outstanding, Merger Subsidiary intends to exercise an option to purchase the number of shares that, when added to the number of shares owned by Merger Subsidiary and its affiliates, shall constitute 90 percent of the shares then outstanding.

Merger Subsidiary expects to complete the merger with and into Canisco Resources, Inc. on or about August 16, 2000 in accordance with Section 253 of the Delaware General Corporation Law. Pursuant to the merger, Merger Subsidiary will be merged with and into Canisco Resources, Inc., with Canisco Resources, Inc. as the surviving corporation. Canisco Resources, Inc. shareholders who did not tender their shares in the tender offer will receive $1.00 cash per share in the merger unless they elect to exercise their appraisal rights under Delaware law. Canisco Resources, Inc.'s transfer agent will forward to shareholders who did not tender their shares in the tender offer detailed instructions regarding how to surrender their stock certificates in order to receive the $1.00 per share merger consideration.

Kenny is a leading provider of industrial services, particularly industrial cleaning and coating services, to over 700 customers in a broad range of industries, including steel, utility, general contracting, pulp and paper, petrochemical and other heavy manufacturing. Kenny's services, which require the use of Kenny-owned equipment and specially trained personnel, are typically provided at the customer's facilities during plant operations, regularly scheduled plant outages and emergency situations. Kenny currently has 25 offices located in the South, Midwest, and West.

Canisco Resources, Inc. provides versatile services supporting operations and facility maintenance for the power generation, pulp and paper, and petrochemical markets as well as general industry.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF CANISCO RESOURCES, INC. CANISCO ACQUISITION, INC. HAS FILED A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE COMPANY HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER.